As filed with the Securities and Exchange Commission on August 16, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRUMP ENTERTAINMENT RESORTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7011	13-3818402
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15 South Pennsylvania Avenue

Atlantic City, New Jersey 08401

(609) 449-5866

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert M. Pickus

Chief Administrative Officer and General Counsel

15 South Pennsylvania Avenue

Atlantic City, New Jersey 08401

(609) 449-5866

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ted S. Waksman, Esq.	Jeffrey S. Lowenthal, Esq.
Erika L. Weinberg, Esq.	Stroock & Stroock & Lavan LLP
Weil, Gotshal & Manges LLP	180 Maiden Lane
767 Fifth Avenue	New York, New York 10038
New York, New York 10153	(212) 806-5400
(212) 310-8000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share	9,642,857	$30.00	$289,285,710(1)	$20,626.08

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The maximum aggregate offering price is based on the $30.00 offering price per share in the Rights Offering pursuant to the Plan of Reorganization. There is currently no trading market for our common stock.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 16, 2010

Preliminary Prospectus

9,642,857 Shares

TRUMP ENTERTAINMENT RESORTS, INC.

Common Stock

This prospectus relates to up to 9,642,857 shares of our common stock which may be offered for sale from time to time by the selling stockholders named under the heading “Principal and Selling Stockholders.” We do not know when or in what amounts any selling stockholder may offer these shares of common stock for sale. The selling stockholders may sell all, some or none of the shares of common stock offered by this prospectus.

We are not selling any shares of our common stock under this prospectus. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

The selling stockholders identified in this prospectus (which term as used herein includes their pledgees, donees, transferees or other successors-in-interest) may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 31 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. We have agreed to pay all expenses relating to registering the securities. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock. There is currently no market for our common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2010.

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a resale registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. The selling stockholders may offer and sell under this prospectus, from time to time, an aggregate of up to 9,642,857 shares of our common stock. You should read this prospectus, including the documents incorporated by reference, as well as any post-effective amendments to the registration statement of which this prospectus is a part, before you make any investment decision.

On February 17, 2009, we and certain of our direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of New Jersey in Camden, New Jersey (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On May 7, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”) proposed by the Debtors and the Ad Hoc Committee (the “Ad Hoc Committee”) of certain holders of the Debtors’ 8.5% Senior Secured Notes due 2015 (the “Second Lien Notes”), as filed with the Bankruptcy Court, in final form, on May 7, 2010.

On July 16, 2010 (the “Consummation Date”), the Plan of Reorganization became effective and the transactions contemplated by the Plan of Reorganization were consummated. The holders of claims under our pre-petition first lien credit agreement have appealed the Confirmation Order. That appeal was filed on May 17, 2010 and is currently pending before the United States District Court for the District of New Jersey (the “District Court”). Following the Consummation Date, we filed a motion to dismiss the appeal in the District Court on the grounds of equitable mootness as a result of the Plan of Reorganization becoming effective.

The selling stockholders named herein acquired the shares offered by this prospectus pursuant to the Plan of Reorganization, including in accordance with the Backstop Agreement, both of which are more fully described herein and in the documents incorporated by reference herein. We agreed to use commercially reasonable efforts to register for resale the shares of our common stock covered by this prospectus.

In connection with the Plan of Reorganization, the Debtors were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and the ability of the Debtors to continue operations upon emergence from bankruptcy. Neither these projections, which are contained in a form of the disclosure statement prepared in connection with the Plan of Reorganization that was previously filed with the SEC (the “Disclosure Statement”), nor any form of the Disclosure Statement, should be considered or relied upon in connection with the purchase of our common stock. Neither the projections nor any form of the Disclosure Statement were prepared for the purpose of any offering of our common stock and have not been updated on an ongoing basis. The projections reflect numerous assumptions concerning our anticipated future performance and prevailing and anticipated market and economic conditions at the time they were prepared that were and continue to be beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks, including those risks discussed under “Risk Factors” in this prospectus and incorporated by reference herein. Our actual results will vary from those contemplated by the projections and the variations may be material. As a result, you should not rely upon the projections or any form of the Disclosure Statement in deciding whether to invest in our common stock.

Except as otherwise noted or suggested by context, all references to our common stock and the capitalization of the Company contained in this prospectus mean our common stock outstanding and the capitalization of Trump Entertainment Resorts, Inc. from and after the Consummation Date.

The selling stockholders may only offer to sell, and seek offers to buy, shares of our common stock in jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information contained in this prospectus speaks only as of the date of this prospectus.

Certain consolidated financial statements incorporated by reference herein have been prepared in accordance with Topic 852—“Reorganizations” of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (“ASC 852”), and on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of post-petition liabilities in the ordinary course of business. In accordance with ASC 852, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company.

In addition, the historical financial information incorporated by reference in this prospectus reflects the historical consolidated results of operations and financial condition of the Company for the periods presented. That financial information does not reflect, among other things, any effects of the transactions contemplated by the Plan of Reorganization or any fresh-start accounting, which the Company expects to adopt following the Consummation Date. Accordingly, such historical financial information may not be representative of the Company’s results of operations or financial condition after the Consummation Date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that we believe are, or may be considered to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding, among other things, our plans, strategies and prospects, both business and financial, including, without limitation, the forward-looking statements set forth in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the documents incorporated by reference in this prospectus. All statements other than statements of historical fact included in this prospectus regarding the prospects of our industry or our prospects, plans, financial position or business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plans,” “forecasts,” “continue” or “could” or the negatives of these terms or variations of them or similar terms. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct and there can be no assurance that the forward-looking statements contained in this prospectus, including with respect to the ultimate impact of the events occurring during the reorganization process, will be realized. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions, that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed or incorporated by reference into the section entitled “Risk Factors” of this prospectus. Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus and in other reports or documents that we file from time to time with the SEC, and include, but are not limited to the market for our securities. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, or the Securities Act, to register with the SEC our common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our common stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the Internet site is http://www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	The description of our common stock and the rights associated therewith contained in Amendment No. 1 to our Registration Statement on Form 8-A (filed with the SEC on July 16, 2010);

•	Our Annual Report on Form 10-K for the year ended December 31, 2009 (filed with the SEC on March 19, 2010);

•	Our Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2010 (filed with the SEC on May 12, 2010) and June 30, 2010 (filed with the SEC on August 13, 2010); and

•	Our Current Reports on Form 8-K filed with the SEC on April 16, 2010, May 27, 2010, July 20, 2010, July 20, 2010 (as amended July 23, 2010) and July 29, 2010.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website is located at www.trumpcasinos.com. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

15 South Pennsylvania Avenue

Atlantic City, New Jersey 08401

Attention: Investor Relations

Telephone: (609) 449-5866

v

SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. It does not contain all the information that may be important to you in making an investment decision. You should read this entire prospectus carefully, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find Additional Information.” You should also carefully consider, among other things, the matters discussed or incorporated by reference in the section titled “Risk Factors.” In this prospectus, “TER” means Trump Entertainment Resorts, Inc., a Delaware corporation. The words “Company,” “we,” “us,” “our” and similar terms collectively refer to TER and its subsidiaries, including, but not limited to, Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership (“TER Holdings”) of which TER is the sole general partner and a wholly owned subsidiary of TER is a limited partner.

Our Business

We own and operate three casino hotel properties in Atlantic City, New Jersey: Trump Taj Mahal Casino Resort (“Trump Taj Mahal”); Trump Plaza Hotel and Casino (“Trump Plaza”); and Trump Marina Hotel Casino (“Trump Marina”).

Trump Taj Mahal

Trump Taj Mahal, located on the northern end of Atlantic City’s boardwalk (the “Boardwalk”), is located on 39.4 acres and features the new, 782-room Chairman Tower which includes 66 suites and eight penthouse suites and the original 1,228-room hotel tower, which includes 243 suites and seven penthouse suites. Trump Taj Mahal also features 16 dining locations, including Il Mulino New York, five cocktail lounges, and approximately 143,000 square feet of ballroom, meeting room and pre-function area space. The property also features approximately 162,000 square feet of recently renovated gaming space that includes approximately 204 table games (including poker tables), approximately 2,996 slot machines, a high-end gaming salon, an approximately 12,500 square-foot Poker, Keno and Race Simulcasting room and an Asian-themed table game area offering popular Asian table games. Trump Taj Mahal also features the following: an approximately 20,000 square foot multi-purpose entertainment complex known as the “Xanadu Theater,” with seating capacity for up to approximately 1,200 people, which can be used as a theater, concert hall, boxing arena or exhibition hall; the Casbah nightclub; the Mark G. Etess Arena, featuring approximately 63,000 square feet of exhibition and entertainment space which can accommodate over 5,000 people; and a health club, spa and fitness center with an indoor pool. Trump Taj Mahal also has a parking garage for approximately 6,750 cars, a six bay bus terminal and a roof-top helipad.

Trump Plaza

Trump Plaza is located at the center of the Boardwalk at the end of the Atlantic City Expressway (the main highway into the city) covering 10.9 acres with direct access to Boardwalk Hall (an entertainment and sporting venue owned and operated by the New Jersey Sports and Exposition Authority that can accommodate up to approximately 13,000 people). Trump Plaza features approximately 906 hotel rooms, including 140 suites. The property also features approximately 87,000 square feet of casino space with approximately 1,808 slot machines and approximately 71 table games. Amenities include approximately 18,000 square feet of conference space, an approximately 750-seat cabaret theater, two cocktail lounges, 11 dining locations, a players’ club, a health spa, an indoor pool, a seasonal beach bar and restaurant and retail outlets. Trump Plaza’s parking garage can accommodate 13 buses and approximately 2,700 cars.

Trump Marina

Trump Marina covers approximately 14 acres in Atlantic City’s marina district, overlooks the Senator Frank S. Farley State Marina and features a 27-story hotel with 728 guest rooms, including 157 suites, 97 of which are luxury suites. The casino offers approximately 79,000 square feet of gaming space, approximately 1,815 slot machines, approximately 71 table games and approximately 30,500 square feet of convention, ballroom and meeting space. Trump Marina also features an approximately 500-seat cabaret-style theater, a nightclub, a seasonal deck featuring dining and entertainment, four retail outlets, eight dining locations, a cocktail lounge, players, club and a recreation deck with a health spa, outdoor pool, tennis courts, basketball courts, jogging track and a pool side snack bar. To facilitate access to the property, Trump Marina has a nine-story parking garage capable of accommodating approximately 3,000 cars. Trump Marina also has an 11 bay bus terminal and a roof-top helipad.

Recent Events

Emergence from Chapter 11

On February 17, 2009, we and the other Debtors filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of Chapter 11 of the Bankruptcy Code. These Chapter 11 cases are being jointly administered under the caption In re: TCI 2 Holdings, LLC, et al Debtors, Chapter 11 Case Nos.: 09-13654 through 09-13658 through 09-13664 (JHW) (the “Chapter 11 Cases”).

On May 7, 2010, the Bankruptcy Court entered the Confirmation Order, confirming the Plan of Reorganization, as filed with the Bankruptcy Court, in final form, on May 7, 2010. The disclosure statement relating to a prior version of the Plan of Reorganization was approved by the Bankruptcy Court previously in the Chapter 11 Cases (“AHC/Debtor Disclosure Statement”).

On July 16, 2010, the Consummation Date, the Plan of Reorganization became effective and the transactions contemplated by the Plan of Reorganization were consummated.

The holders of claims under our pre-petition first lien credit agreement have appealed the Confirmation Order. That appeal was filed on May 17, 2010 and is currently pending before the District Court. We have filed a motion to dismiss the appeal in the District Court on the grounds of equitable mootness as a result of the Plan of Reorganization becoming effective.

The following is a summary of the transactions that occurred pursuant to the Plan of Reorganization. This summary only highlights certain of the substantive provisions of the Plan of Reorganization and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan of Reorganization. This summary is qualified in its entirety by reference to the full text of the Plan of Reorganization.

Pursuant to the Plan of Reorganization, on the Consummation Date, the following occurred:

•

We, TER Holdings and certain of our other subsidiaries (the “Subsidiary Guarantors”), each as reorganized pursuant to the Plan of Reorganization, entered into an Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”) with Beal Bank, SSB, as collateral agent and administrative agent, and Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, as initial lenders. The indebtedness under the Amended and Restated Credit Agreement represents term loans, in the total principal amount, as of the Consummation Date, of approximately $356.4 million, of which, as of the Consummation Date, $334.0 million comprised the “Interest Bearing Component” (as defined in the Amended and Restated Credit Agreement) and approximately $22.4 million comprised the “Non-Interest Component” (as defined in the Amended and Restated Credit Agreement).

•

We entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which we agreed to file the registration statement of which this prospectus is a part with the SEC no later than 30 days after the Consummation Date, and to use our commercially reasonable efforts to cause the registration statement to be declared effective by 60 days after the Consummation Date. The registration statement registers the resale of our new common stock issued pursuant to the Plan of Reorganization and held by the Backstop Parties (as defined below) and other eligible holders of new common stock who received such stock pursuant to the exemption from registration under Section 4(2) of the Securities Act to the extent such holders elect to have their shares registered for resale.

•

We and TER Holdings entered into an amended and restated services agreement (the “Services Agreement”) with Donald J. Trump (“Mr. Trump”) and Ivanka Trump (“Ms. Trump”, and along with Mr. Trump, the “Trump Parties”), which amends, restates and supersedes the previous services agreement entered into among us, TER Holdings and Mr. Trump in 2005.

•

We, TER Holdings and certain of our subsidiaries (collectively, the “Licensee Entities”) entered into a Second Amended and Restated Trademark License Agreement with the Trump Parties (the “Trademark License Agreement”), which amends, restates and supersedes the previous trademark license agreement among us, TER Holdings and Mr. Trump and provides that the Trump Parties grant the Licensee Entities a royalty-free license to use certain trademarks, service marks, names, domain names and related intellectual property associated with the name “Trump” and the Trump Parties (the “Trump Parties Intellectual Property”) in connection with our casino and gaming activities relating to our three existing casino properties in Atlantic City, New Jersey (Trump Taj Mahal, Trump Plaza and Trump Marina), subject to certain terms and conditions. The Trademark License Agreement will be in effect from the Consummation Date until terminated pursuant to the terms of the Trademark License Agreement, including upon 30 days notice by TER Holdings, failure to use the Licensed Marks (as defined in the Trademark License Agreement) for 90 days, a sale of all of the casino properties, the use by the Licensee Entities of any of the Trump Parties’ Intellectual Property in a manner inconsistent with the Trademark License Agreement or certain defaults by the Licensee Entities of the terms and provisions therein.

•

Aggregate capital contributions of $225.0 million in new equity (in exchange for 7,500,000 shares of our common stock, or 70% of our common stock) were made pursuant to a rights offering to holders of the Second Lien Notes and general unsecured claims (the “Rights Offering”), which was backstopped by members of the Ad Hoc Committee and/or their affiliates (the “Backstop Parties”) (who received 20% of our common stock as a backstop fee in consideration for their agreement to provide such backstop commitment).

•

The holders of claims under the $493.3 million pre-petition senior secured facility entered into by us on December 21, 2007 received, in full and final satisfaction of their claims, (i) $125.0 million in cash from the proceeds of the Rights Offering and (ii) the new secured term loans (the “Term Loans”) in the total principal amount of approximately $356.4 million on modified terms approved by the Bankruptcy Court pursuant to the Amended and Restated Credit Agreement.

•

In exchange for the waiver of certain claims held by the Trump Parties, The Trump Organization, ACE Entertainment Holdings, Inc. and each of their respective affiliates or entities under the control, directly or indirectly, of the Trump Parties (collectively, the “DJT Parties”) against the Debtors, and in consideration of the Trump Parties entering into the Trademark License Agreement and the Services Agreement with certain of the Debtors, and in accordance with the terms of a plan support agreement dated as of November 16, 2009, entered into among the DJT Parties and the members of the Ad Hoc Committee, as approved by the Bankruptcy Court (the “DJT Settlement Agreement”), 535,714 shares of our common stock (representing 5% of our common stock), along with warrants (the “DJT

Warrants”) to purchase up to an additional 535,714 shares (or 5% of our common stock) at an exercise price of $123.74 per share, subject to certain antidilution adjustments, and exercisable for a five-year period, were issued to Mr. Trump.

•

The indebtedness evidenced by the Second Lien Notes and the indenture pursuant to which such notes were issued were canceled and a pro rata distribution of 535,714 shares of our common stock (representing 5% of our common stock) was made to holders of Second Lien Notes.

•	General unsecured creditors received the lesser of (a) $0.0078 per $1.00 of the principal or face amount of allowed general unsecured claims or (b) such holder’s pro rata share of $1.206 million.

•

A cash distribution was made in an amount of $0.0012 per $1.00 of the principal or face amount of Second Lien Note Claims or allowed general unsecured claims to those holders of Second Lien Notes (other than the Backstop Parties) and general unsecured creditors who were not eligible to participate in the Rights Offering or did not elect to subscribe for our new common stock in the Rights Offering.

•

There was no recovery under the Plan of Reorganization for stockholders or any other holder of equity interests held prior to the Consummation Date, and all equity interests in the Company and all limited partnership interests in TER Holdings were canceled on the Consummation Date pursuant to the Plan of Reorganization.

•	Upon the effectiveness of the Plan of Reorganization on the Consummation Date, a total of 10,714,286 shares of new common stock of TER were issued to various parties.

•

In addition, on the Consummation Date, five of the six then-current members of the Company’s Board of Directors were deemed to have resigned from their positions as directors of the Company, and a new board of directors was appointed consisting of seven members, six of whom had not been directors of the Company prior to the Consummation Date.

Information regarding the assets and liabilities of the Debtors is contained in the documents incorporated by reference herein and in the AHC/Debtor Disclosure Statement.

Following consummation of the Plan of Reorganization, TER Holdings and Trump Entertainment Resorts Funding, Inc. each filed a Form 15 with the SEC to terminate its filing obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. TER continues to be a reporting company under the Exchange Act.

Our Corporate Information

Our principal executive offices are located at 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401. Our telephone number is (609) 449-5866. Our principal website is accessible at www.trumpcasinos.com. The information posted on our website is not incorporated into this prospectus and is not part of this prospectus.

The Offering

The selling stockholders may offer all, some or none of their shares of our common stock. Please see “Principal and Selling Stockholders” and “Plan of Distribution.”

Issuer	Trump Entertainment Resorts, Inc.

Securities that may be offered by the selling stockholders	9,642,857 shares of common stock.

Securities outstanding after this offering	10,714,286 shares of common stock.

Use of Proceeds	We will not receive any proceeds from the resale of our common stock by the selling stockholders pursuant to this prospectus.

Risk Factors	Investing in our common stock involves substantial risk. See “Risk Factors” and the other information included in, or incorporated by reference into, this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

RISK FACTORS

Investing in our common stock involves substantial risk. You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described herein, in our Annual Report on Form 10-K for the year ended December 31, 2009 and subsequently filed Quarterly Reports on Form 10-Q, filed with the SEC and incorporated by reference into this prospectus. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Business

Current conditions in the global markets and general economic pressures may adversely affect consumer spending and our business and results of operations.

Our performance depends on the impact of economic conditions on levels of consumer spending. As a result of the present weak economic conditions in the United States, Europe and much of the rest of the world, the uncertainty over the duration of such weakness and the prospects for recovery, consumers are continuing to curb discretionary spending, which is having an effect on our business. An extended duration or deterioration in current economic conditions could have a further material adverse impact on our financial condition and results of operations.

To operate our business and ultimately to restructure our capital structure, we will require a significant amount of cash.

Our ability to satisfy our obligations and fund capital expenditures will depend on our ability to generate cash in the future, which is, in part, subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. The risk is heightened by the fact that our current operations are in a single market. While additional cash for operations and capital expenditures were provided under the Plan of Reorganization, we cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in an amount sufficient to enable us to operate our business and restructure our business. These challenges are exacerbated by adverse conditions in the general economy and the tightened credit market.

Our industry is intensely competitive.

The gaming industry is highly competitive and is expected to become more competitive in the future. New entrants to the Atlantic City market have announced plans to develop casinos in the future. We also face competition from other forms of legalized gaming, such as state sponsored lotteries, racetracks, off-track wagering and video lottery and video poker terminals. In addition, online gaming, despite its current illegality in the United States, is a growing sector in the gaming industry. Legislation has been introduced in New Jersey and certain other states that, if passed and enacted into law, would permit certain forms of online gaming. We are unable to assess the impact that online gaming will have on our operations in the future and there is no assurance that the impact will not be materially adverse.

Our success could depend upon the success of our strategic capital expenditure plan.

Many of our existing competitors in Atlantic City have recently completed significant development projects. We have completed a strategic capital expenditure plan at each of our properties, which included the construction of the Chairman Tower at Trump Taj Mahal. From time to time, capital expenditures, such as room refurbishments, amenity upgrades and new gaming equipment, are necessary to enhance the competitiveness of our properties. Our ability to successfully compete will also be dependent upon our ability to develop and implement effective marketing campaigns. To the extent we are unable to successfully develop and implement these types of marketing initiatives, we may not be successful in competing in our market.

Gaming is a regulated industry and changes in the law could have a material adverse effect on our operations.

Gaming in New Jersey is regulated extensively by federal and state regulatory bodies, including the New Jersey Casino Control Commission (the “CCC”) and state and federal taxing, law enforcement and liquor control agencies. We and several of our officers and other qualifiers have received the licenses, permits and authorizations required to operate our properties. In June 2007, the CCC renewed our licenses to operate Trump Taj Mahal, Trump Plaza and Trump Marina until June 2012. Failure to maintain or obtain the requisite casino licenses would have a material adverse effect on our business. See “Business—Regulatory and Licensing” in our Annual Report on Form 10-K for the year ended December 31, 2009.

If new gaming regulations are adopted in the jurisdictions in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals have been introduced by the legislature of New Jersey that, if enacted, could adversely affect the tax, regulatory, operations or other aspects of the gaming industry and our financial performance. Legislation of this type may be enacted in the future. For example, in July 2010, the Governor of New Jersey announced plans for state-appointed authority to take charge of Atlantic City’s casino and entertainment district; the impact of this plan on us is not yet clear.

Pennsylvania, New York and other nearby states have enacted gaming legislation that may harm us, and other states may do so in the future.

In July 2004, the Pennsylvania legislature enacted the Race Horse Development and Gaming Act which authorizes the Control Board to permit a total of up to 61,000 slot machines in up to 14 different licensed locations in Pennsylvania, seven at racetracks (each with up to 5,000 slot machines), five at slot parlors (two in Philadelphia, one in Pittsburgh and two elsewhere, each with up to 5,000 slot machines) and two at established resorts (each with up to 500 slot machines). Three of the racetrack sites, Pocono Downs, Parx Casino and Chester Downs and three slot parlors, two in Philadelphia and one in Bethlehem, are located in our market area. Slot machine operations commenced in late 2006 at the racetracks and in May 2009 at the slot parlor in Bethlehem. As of early 2010, approximately 12,000 slot machines were operating at these locations. One of the Philadelphia slot parlors commenced construction in October 2009 and is expected to open in mid-2010 with approximately 1,700 slot machines. No agreement has yet been reached on who will operate the other Philadelphia facility. The transaction is contingent on approval from Pennsylvania gaming regulators.

In January 2010, table game legislation was signed into Pennsylvania law which allows up to 250 table games at each of the 12 larger authorized casinos and up to 50 table games at each of the remaining two smaller authorized casinos. Pennsylvania table games became operational during July 2010. Competition from the Pennsylvania area casinos that are currently operational has adversely impacted Atlantic City casinos, including our casinos. Pennsylvania table games and the potential opening of additional Pennsylvania casinos could further adversely impact Atlantic City casinos, including our casinos.

In 2001, the New York Legislature authorized the installation of video lottery terminals (“VLTs”) at various horse racing facilities in New York. The VLT facility at Yonkers Raceway opened in late 2006 and now operates 5,300 VLTs. In August 2010, the New York State Division of the Lottery recommended Genting New York LLC for a license to operate a new casino at the Aqueduct Racetrack in Queens, New York, which will feature approximately 4,500 VLTs. The transaction is contingent on approval from New York’s legislature and governor. Additionally, at various times there have been discussions about allowing VLTs at the Belmont racetrack. These locations are less than 15 miles from Manhattan. The 2001 legislation also authorized the Governor of New York to negotiate compacts authorizing the operation of up to six Native American casino facilities, including slot machines. Three have now been located in the western part of New York and outside of our primary market area but the remaining three, if approved and developed, are required by law to be located in either Sullivan or Ulster County, adjoining counties, which are approximately 100 miles northwest of Manhattan. Additionally, the Shinnecock Indian Nation of the Southampton area of eastern Long Island was recently provisionally approved for federal recognition; the Shinnecock Indian Nation have indicated that they intend to operate a casino in their territory. Competition from the VLT facilities at Aqueduct Racetrack and Yonkers Raceway and from potential Native American casinos as may be authorized and operated in Sullivan or Ulster County could adversely impact Atlantic City casinos, including our casinos.

In addition, other states near New Jersey, including Maryland, either have or are currently contemplating gaming legislation. The net effect of gaming facilities in such other states, when operational, on the Atlantic City gaming market, including our properties, cannot be predicted. Since our market is primarily a drive-in market, legalized gaming in one or more states neighboring or within close proximity to New Jersey could have a material adverse effect on the Atlantic City gaming market overall, including our properties.

Other enacted legislation, including local anti-smoking regulations, may have an adverse impact on our operations.

In 2006, the New Jersey Legislature adopted the New Jersey Smoke-Free Air Act. The law prohibits the smoking of tobacco in structurally enclosed indoor public places and workplaces in New Jersey, including licensed casino hotels. The law permits smoking within the perimeter of casino and casino simulcasting areas, and permits 20% of hotel guest rooms to be designated as smoking rooms.

In 2007, an ordinance in Atlantic City became effective which extended smoking restrictions under the New Jersey Smoke-Free Air Act. This ordinance mandated that casinos restrict smoking to designated areas of up to 25% of the casino floor. In 2008, Atlantic City’s City Council unanimously approved an amendment to the ordinance, banning smoking entirely on all casino gaming floors and casino simulcasting areas, but allowing smoking in separately exhausted, non-gaming, smoking lounges. However, Atlantic City’s City Council subsequently announced that it would not consider a full smoking ban in casinos until at least the end of 2011, due to, among other things, the weakened economy and increased competition in adjoining states.

Bills are pending in the New Jersey Senate and Assembly which, if enacted, would repeal the gaming area exemption from the smoking ban provided for in the New Jersey Smoke-Free Air Act. This proposed ban on smoking in the casino and casino simulcasting areas could adversely affect the Atlantic City casinos, including our casinos.

We might not be successful in pursuing additional gaming ventures in existing or emerging gaming markets. We would not have the right to use the “Trump” brand in connection with any such additional gaming ventures.

We are continuously looking to grow our business and diversify our cash flow by actively pursuing opportunities to capitalize on the Trump brand in connection with our existing properties in Atlantic City, New Jersey. In addition, we expect to explore opportunities to expand our activities and asset base in additional gaming markets. Under the terms of our Trademark License Agreement with the Trump Parties, our right to use the “Trump” brand and related intellectual property is limited to our three existing properties, and accordingly the “Trump” brand and related intellectual property would not be available for our use in connection with any other activities we may undertake in the future. Competition for gaming opportunities that are or are expected to become available in additional jurisdictions is expected to be intense, and many of our known or anticipated competitors for available gaming licenses have greater resources and economies of scale than we do. We cannot assure you that we will be successful in pursuing additional gaming ventures or developing additional gaming facilities.

Our business is subject to a variety of other risks and uncertainties.

In addition to the risk factors described above, our financial condition and results of operations could be affected by many events that are beyond our control, such as:

•

capital market conditions that could (i) affect our ability to raise capital and access capital markets and (ii) raise our financing costs in connection with refinancing debt or pursuing other financing alternatives;

•	war, future acts of terrorism and their impact on capital markets, the economy, consumer behavior and operating expenses;

•	competition from existing and potential new competitors in Atlantic City and other markets (including online gaming), which is likely to increase over the next several years;

•	regulatory changes;

•	state tax law changes that increase our tax liability; and

•	other risks described from time to time in periodic reports filed by us with the SEC.

Occurrence of any of these risks could materially adversely affect our operations and financial condition.

Furthermore, we have minimal operations, except for our ownership of TER Holdings and its subsidiaries. We depend on the receipt of sufficient funds from our subsidiaries to meet our financial obligations. The ability of our subsidiaries to make payments to TER may also be restricted by the CCC.

Changes in the cost of electricity and other energy could affect our business.

We are a large consumer of electricity and other energy. Accordingly, increases in energy costs, may have a negative impact on our operating results. Additionally, higher energy and gasoline prices which affect our customers may result in reduced visitation to our resorts and may have an adverse effect on our business because we are primarily a drive-in market.

Our cash flows from operating activities are seasonal in nature.

Spring and summer are traditionally the peak seasons for our properties, while autumn and winter are non-peak seasons. Consequently, in the past, our operating results for the quarters ending in March and December have not been as strong as for the quarters ending in June and September. Excess cash from operations during peak seasons is used, in part, to subsidize operations during non-peak seasons. Performance in non-peak seasons is usually dependent on favorable weather and the long-weekend holiday calendar. In the event that we are unable to generate excess cash in one or more peak seasons, we may not be able to subsidize operations during non-peak seasons, if necessary, which would have an adverse effect on our business.

Risks Related to Our Emergence From Bankruptcy

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

In connection with the Plan of Reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and our ability to continue operations upon emergence from bankruptcy. The projections reflect numerous assumptions concerning anticipated future performance and prevailing and anticipated market and economic conditions that were and continue to be beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results may vary from those contemplated by the projections and the variation may be material. Neither the projections nor any version of the AHC/Debtor Disclosure Statement should be considered or relied upon.

Because our pro forma consolidated financial statements reflect preliminary fresh start accounting adjustments expected to be made upon emergence from bankruptcy, and because of the effects of the transactions that became effective pursuant to the Plan of Reorganization, financial information in the pro forma financial statements and post-emergence financial statements will not be comparable to our financial information from prior periods.

Upon our emergence from bankruptcy during the third quarter of 2010, we adopted fresh start accounting, pursuant to which our reorganization value, which represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization, was allocated to the fair value of assets. The amount remaining after allocation of the reorganization value to the fair value of identified tangible and intangible assets, if any, would be reflected as goodwill, which would be subject to periodic evaluation for impairment. We are currently determining the fair value of our assets and liabilities in connection with fresh start accounting. Further, under fresh start accounting, the accumulated deficit will be eliminated. In addition to fresh start accounting, our consolidated financial statements subsequent to the Consummation Date will reflect all effects of the transactions consummated on the Consummation Date pursuant to the Plan of Reorganization. Thus, our balance sheets and statements of operations data are not comparable in many respects to our consolidated balance sheets and consolidated statements of operations data for periods prior to the adoption of fresh start accounting and prior to taking into account the effects of the reorganization, and therefore the financial information incorporated by reference into this prospectus may not be indicative of future financial information. The lack of comparable historical financial information may discourage investors from purchasing our common stock, which could make it more difficult for you to sell your common stock.

Because the Confirmation Order is subject to a pending appeal, any reversal, modification or vacatur of the Confirmation Order that is ordered or that may result from that appeal may materially adversely affect us and our stockholders and may result in the reversal of some or all of the transactions that were consummated pursuant to the Plan of Reorganization, possibly including the issuance of common stock on the Consummation Date.

Pursuant to the Confirmation Order and the Plan of Reorganization, we emerged from Chapter 11 bankruptcy protection on the Consummation Date, at which time various transactions were consummated, including, among other things, the issuance of shares of new common stock, including all the shares of common stock covered by this Prospectus. The holders of claims arising under our pre-petition first lien credit agreement, which are entities affiliated with Icahn Partners, and our prepetition first lien agent, Beal Bank, have appealed the Confirmation Order. That appeal was filed on May 17, 2010 and is currently pending before the District Court. We believe that the appeal lacks merit and intend to vigorously contest it. In addition, following the Consummation Date, we filed a motion to dismiss the appeal in its entirety in the District Court on the grounds of equitable mootness as a result of the Plan of Reorganization becoming effective, asserting that the Plan of Reorganization involved a complex series of inextricably linked transactions, was substantially consummated, the Confirmation Order was not the subject of a stay pending appeal, and appellate relief would unravel the Plan of Reorganization, prejudice the interests of numerous parties, and be against public policy. In the event that the appeal is not dismissed in its entirety, it is possible that the District Court may reverse, modify or vacate the Confirmation Order, in whole or in part, and/or remand the matter to the Bankruptcy Court for further proceedings. Any such action could materially adversely affect us and our stockholders. While we cannot predict the nature of any such relief that might be ordered by the District Court in connection with the appeal, it is possible that such relief might include, among other things, reversal or modifications to the terms of the Amended and Restated Credit Agreement or other agreements entered into on the Consummation Date; reversal or modification of the DJT Settlement Agreement (as defined in the Plan of Reorganization); or reversal or modification of some or all of the transactions that were consummated pursuant to the Plan of Reorganization, possibly including the issuance of common stock on the Consummation Date, in which event the common stock covered by this Prospectus, including any common stock that has been purchased pursuant to this Prospectus, might cease to be outstanding.

Other Risks Related to Our Common Stock

Our principal stockholders will continue to have substantial control over us after this offering which could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers, and entities affiliated with them, own approximately 49.7% of the outstanding shares of our common stock. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ materially from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, we have elected to opt out of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” and we will be able to enter into such transactions with our principal stockholders. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We expect that our stock price will fluctuate significantly, which could cause the value of your investment to decline, and you may not be able to resell your shares at or above the price at which our common stock was purchased by the Backstop Parties under the Plan of Reorganization or the price at which you acquire your shares.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our operating performance. The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the gaming industry;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our common stock were to arise, such trading market will be influenced by the research and reports that industry or securities analysts publish about us and/or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

There is no existing market for our common stock and we do not know if one will develop, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

There is no public market for our common stock issued pursuant to the Plan of Reorganization. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, our stockholders may have difficulty selling any shares of our common stock that they own. This may also make it more difficult for us to raise additional capital.

Some provisions of Delaware law, our amended and restated certificate of incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”) may deter third parties from acquiring us and diminish the value of our common stock.

Our Certificate of Incorporation and Bylaws provide for, among other things:

•	restrictions on the ability of our stockholders to call a special meeting;

•	restrictions on the ability of our stockholders to remove a director or fill a vacancy on the board of directors;

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our Certificate of Incorporation and Bylaws may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock and the agreements governing our credit facilities prohibit our payment of dividends. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. We will pay estimated transaction expenses of approximately $             in connection with this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) sets forth selected historical consolidated financial information for Trump Entertainment Resorts and its subsidiaries. The historical data provided for the year ended December 31, 2009 is derived from the Company’s audited consolidated financial statements which have been incorporated by reference into this prospectus. The historical data provided as of and for the six months ended June 30, 2010 is derived from the Company’s unaudited condensed consolidated financial statements which have been incorporated by reference into this prospectus.

The Pro Forma Financial Information is provided for informational and illustrative purposes only. These tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2010 and June 30, 2010, which have been incorporated by reference into this prospectus. In addition, the historical financial statements of the Company will not be comparable to the financial statements of TER following its emergence from Chapter 11 due to the effects of the consummation of the Plan of Reorganization, as well as adjustments for fresh-start accounting.

The Pro Forma Financial Information gives effect to the following categories of adjustments as if such transactions had occurred on January 1, 2009 for the unaudited pro forma condensed consolidated statements of operations, and on June 30, 2010 for the unaudited pro forma condensed consolidated balance sheet. Each of these adjustments is described more fully below and within the notes of the Pro Forma Financial Information:

•	the effectiveness of the Plan of Reorganization and the implementation of the transactions contemplated by the Plan of Reorganization; and

•	the adoption of fresh-start accounting, in accordance with Topic 852—“Reorganizations” of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (“ASC 852”).

The Pro Forma Financial Information does not purport to represent what reorganized TER’s actual results of operations or financial position would have been had the Plan of Reorganization become effective or had the other transactions described above occurred on January 1, 2009 or June 30, 2010, as the case may be. In addition, the dollar amount of new equity and stockholders’ equity on the unaudited pro forma condensed consolidated balance sheet is not an estimate of the market value of the Common Stock of TER as of the Consummation Date or at any other time. We make no representations as to the market value, if any, of the Common Stock of TER following our emergence from Chapter 11 on the Consummation Date.

Reorganization Adjustments

The “Effects of the Plan” column in the Pro Forma Financial Information gives effect to the consummation of the Plan of Reorganization and the implementation of the transactions contemplated by the Plan of Reorganization, including the discharge of administrative claims and of estimated claims allowed by the Bankruptcy Court upon confirmation and our recapitalization upon emergence from Chapter 11 on the Consummation Date.

For additional information regarding the “Effects of the Plan Adjustments,” see the notes to the Pro Forma Financial Information.

Fresh-Start and Other Pro Forma Adjustments

The “Fresh-Start and Other Pro Forma Adjustments” column of the Pro Forma Financial Information gives effect to preliminary fresh-start accounting adjustments in accordance with ASC 852 and other pro forma adjustments as described in more detail below. The Company’s reorganization value will be allocated to the fair value of assets in conformity with ASC Topic 805—“Business Combinations” (“ASC 805”). The fresh-start adjustments are based on an assumed enterprise value of $459 million, as determined by the Bankruptcy Court and prior to giving effect to the Plan of Reorganization. Under ASC 805, reorganization value is generally allocated first to tangible assets and identifiable intangible assets, and lastly to excess reorganization value (i.e., goodwill).

The asset valuations used in this prospectus represent current estimates based on data available. However, updates to these valuations will be completed as of the fresh-start adoption date based on the results of asset and liability valuations, as well as the related calculation of deferred income taxes. The differences between the actual valuations and the current estimated valuations used in preparing the Pro Forma Financial Information may be material and will be reflected in our future balance sheets and may affect amounts, including depreciation and amortization expense, which we will recognize in our statement of operations post-emergence. In addition, the Company may recognize certain non-recurring expenses subsequent to the Consummation Date related to its Chapter 11 reorganization. As such, the Pro Forma Financial Information may not accurately represent our post-emergence financial condition or results from operations and any differences may be material.

For additional information regarding the “Fresh-Start and Other Pro Forma Adjustments,” see the notes to the Pro Forma Financial Information.

TRUMP ENTERTAINMENT RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except share and per share data)

	Historical Year Ended December 31, 2009	Effects of the Plan		Fresh Start and Other Pro Forma Adjustments		Pro Forma Year Ended December 31, 2009
Revenues:
Gaming	$801,397	$—		$—		$801,397
Rooms	93,299	—		—		93,299
Food and beverage	99,364	—		—		99,364
Other	42,893	—		—		42,893

	1,036,953	—		—		1,036,953
Less promotional allowances	(244,804)	—		—		(244,804)

Net revenues	792,149	—		—		792,149
Costs and expenses:
Gaming	406,179	—		—		406,179
Rooms	20,287	—		—		20,287
Food and beverage	51,650	—		—		51,650
General and administrative	241,957	(501	)(a)	—		241,456
Corporate and other	16,488	—		—		16,488
Corporate—related party	2,206	(2,000	)(b)	—		206
Depreciation and amortization	52,137	—		(22,732	)(f)	29,405
Intangible and other asset impairment charges	556,733	—		(556,733	)(g)	—
Reorganization expense (income)	37,518	—		(37,518	)(h)	—

	1,385,155	(2,501)		(616,983)		765,671

(Loss) income from operations	(593,006)	2,501		616,983		26,478
Non-operating income (expense):
Interest income	1,558	—		—		1,558
Interest expense	(131,900)	88,062	(c)	—		(43,838)
Income related to termination of Marina Agreement	15,196	—		—		15,196

	(115,146)	88,062		—		(27,084)

Loss before income taxes	(708,152)	90,563		616,983		(606)
Income tax benefit	8,324	—		(8,324	)(g)	—

Net loss	(699,828)	90,563		608,659		(606)
Less: Net loss attributable to the noncontrolling interest	165,890	(165,890	)(d)	—		—

Net loss attributable to Trump Entertainment Resorts, Inc.	$(533,938)	$(75,327)		$608,659		$(606)

Earnings per share:
Net loss per share attributable to Trump Entertainment Resorts, Inc. common shareholders:
Basic	$(16.85)					$(0.06)

Diluted	$(16.85)					$(0.06)

Weighted average shares outstanding:
Basic	31,691,463					10,714,286 (e)
Diluted	31,691,463					10,714,286 (e)

TRUMP ENTERTAINMENT RESORTS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(dollars in thousands, except share and per share data)

	Historical Six Months Ended June 30, 2010	Effects of the Plan		Fresh Start and Other Pro Forma Adjustments		Pro Forma Six Months Ended June 30, 2010
Revenues:
Gaming	$353,071	$—		$—		$353,071
Rooms	44,006	—		—		44,006
Food and beverage	44,935	—		—		44,935
Other	17,282	—		—		17,282

	459,294	—		—		459,294
Less promotional allowances	(109,601)	—		—		(109,601)

Net revenues	349,693	—		—		349,693
Costs and expenses:
Gaming	184,615	—		—		184,615
Rooms	10,113	—		—		10,113
Food and beverage	24,188	—		—		24,188
General and administrative	120,461	—		—		120,461
Corporate and other	7,526	—		—		7,526
Corporate—related party	1,041	(1,000	)(b)	—		41
Depreciation and amortization	22,659	—		(7,909	)(f)	14,750
Reorganization expense and related costs	10,429	—		(10,429	)(h)	—

	381,032	(1,000)		(18,338)		361,694

Loss from operations	(31,339)	1,000		18,338		(12,001)
Non-operating income (expense):
Interest income	554	—		—		554
Interest expense	(21,945)	164	(c)	—		(21,781)

	(21,391)	164		—		(21,227)

Loss before income taxes	(52,730)	1,164		18,338		(33,228)
Income tax provision	—	—		—		—

Net loss	(52,730)	1,164		18,338		(33,228)
Less: Net loss attributable to the noncontrolling interest	12,392	(12,392	)(d)	—		—

Net loss attributable to Trump Entertainment Resorts, Inc.	$(40,338)	$(11,228)		$18,338		$(33,228)

Earnings per share:
Net loss per share attributable to Trump Entertainment Resorts, Inc. common shareholders:
Basic	$(1.29)					$(3.10)

Diluted	$(1.29)					$(3.10)

Weighted average shares outstanding:
Basic	31,270,345					10,714,286 (e)
Diluted	31,270,345					10,714,286 (e)

Reorganization Adjustments

(a)	Adjustment reflects the elimination of general unsecured creditor claims consisting of professional fees. This amount represents the expense recognized during the year ended December 31, 2009 and was included within liabilities subject to compromise on the historical condensed consolidated balance sheet.

(b)	Adjustments reflect the elimination of the expense recognized in connection with the predecessor company’s services agreement with Mr. Trump. The amounts were general unsecured claims recorded within liabilities subject to compromise on the historical condensed consolidated balance sheet. Mr. Trump does not receive compensation for services performed under the Amended and Restated Services Agreement entered into on the Consummation Date.

(c)	Amounts outstanding under reorganized TER’s Amended and Restated Credit Agreement bear interest at a fixed rate per annum of 12%. The net adjustment to interest expense is comprised of the following:

	Year Ended December 31, 2009	Six Months Ended June 30, 2010
Eliminate interest expense related to Second Lien Notes*	$(87,022)	$—
Eliminate historical interest expense on first lien indebtedness	(40,499)	(19,921)
Eliminate DIP Note Purchase Agreement interest expense	—	(58)
Eliminate amortization of deferred financing costs	(470)	—
Record pro forma interest expense under Amended and Restated Credit Agreement	39,929	19,815

Net adjustment to interest expense	$(88,062)	$(164)

*	In accordance with ASC 852, the Company ceased recording contractual interest expense related to the Second Lien Notes on October 7, 2009.

(d)	Pursuant to the Plan of Reorganization, all limited partnership interests in TER Holdings were cancelled on the Consummation Date. As a result, the net loss attributable to the non-controlling interest reflecting Mr. Trump’s limited partnership interest in TER Holdings has been eliminated.

(e)	Pursuant to the Plan of Reorganization, 10,714,286 shares of reorganized TER’s common stock (par value of $.001 per share and 20,000,000 shares authorized) were issued and outstanding on the Consummation Date.

In addition, on the Consummation Date, partly in exchange for entering into the Amended and Restated Services Agreement and the Second Amended and Restated Trademark License Agreement, Mr. Trump received the DJT Warrant exercisable for 535,714 shares of reorganized TER’s common stock at an exercise price of $123.74 per share, subject to certain anti-dilution provisions. The DJT Warrant expires five years from the Consummation Date.

For purposes of the Company’s diluted pro forma loss per share calculations, the Company has excluded the DJT Warrant from the diluted shares outstanding as the exercise of the DJT Warrant would be anti-dilutive.

Fresh-Start and Other Pro Forma Adjustments

(f)	In accordance with ASC 852, the Company is required to allocate its reorganization value to the fair value of its assets and liabilities. For purposes of the pro forma income statements, the Company currently estimates that the carrying value of its property and equipment and other long-lived assets exceeds its fair value by approximately $658,479 and $20,870, respectively. The amount of the reorganization value assigned to property and equipment and other long-lived assets (and the related pro forma calculation of depreciation and amortization expense) is preliminary and subject to the completion of appraisals to determine the fair market value of the tangible and intangible assets.

(g)	These pro forma adjustments eliminate intangible and other asset impairment charges and the related income tax benefit recognized during the second quarter of 2009 as a comparable impairment charge, and related tax benefit, would have been recorded upon the adoption of fresh start accounting.

(h)	These pro forma adjustments eliminate reorganization expenses recognized by TER during the year ended December 31, 2009 and the six months ended June 30, 2010 in connection with the Chapter 11 Cases.

TRUMP ENTERTAINMENT RESORTS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share and per share data)

	Historical June 30, 2010	Effects of the Plan		Fresh Start and Other Pro Forma Adjustments		Pro Forma June 30, 2010
Current assets:
Cash and cash equivalents	$54,753	$52,417	(i)	$—		$107,170
Accounts receivable, net	29,099	—		—		29,099
Accounts receivable, other	4,397	—		—		4,397
Property taxes receivable	3,885	—		—		3,885
Inventories	4,927	—		—		4,927
Deferred income taxes	2,293	—		(1,720	)(s)	573
Prepaid expenses and other current assets	18,432	—		—		18,432

Total current assets	117,786	52,417		(1,720)		168,483

Net property and equipment	1,115,884	—		(658,479	)(t)	457,405
Other assets:
Property taxes receivable	9,016	—		—		9,016
Other assets, net	119,603	(1,812	)(j)	(20,870	)(t)	96,921

Total other assets	128,619	(1,812)		(20,870)		105,937

Total assets	$1,362,289	$50,605		$(681,069)		$731,825

Current liabilities:
Current maturities of long-term debt	$10,669	$(6,660	)(k)	$—		$4,009
Accounts payable	33,309	(13,946	)(l)	—		19,363
Accrued payroll and related expenses	26,442	—		—		26,442
Income taxes payable	8,348	—		—		8,348
Accrued interest payable	12,474	52	(m)	—		12,526
Self-insurance reserves	17,430	—		(2,500	)(u)	14,930
Other current liabilities	32,039			—		32,039

Total current liabilities	140,711	(20,554)		(2,500)		117,657

Liabilities subject to compromise	1,888,928	(1,888,928	)(n)	—		—
Long-term debt, net of current maturities	6,272	330,660	(k)	—		336,932
Deferred income taxes	47,523	—		(18,870	)(s)	28,653
Other long-term liabilities	23,583	—		—		23,583
(Deficit) equity:
Preferred stock	—	—		—		—
Common stock	31	(20	)(o)	—		11
Additional paid-in capital	467,870	224,989	(p)	(467,870	)(v)	224,989
Accumulated deficit	(1,040,195)	1,232,024	(q)	(191,829	)(w)	—
Noncontrolling interest in subsidiaries	(172,434)	172,434	(r)	—		—

Total (deficit) equity	(744,728)	1,629,427		(659,699)		225,000

Total liabilities and (deficit) equity	$1,362,289	$50,605		$(681,069)		$731,825

Reorganization Adjustments

(i)	The adjustment to cash and cash equivalents reflects a net increase of $52,417 after consummation of the Plan of Reorganization. The significant sources and uses of cash were as follows:

Proceeds from Rights Offering	$225,000
Payment to first lien lenders (pursuant to the Plan of Reorganization)	(125,000)
Payment of accrued interest and fees on first lien indebtedness through Consummation Date	(1,757)
Estimated payment of reorganization expenses	(35,145)
Distribution to holders of Second Lien Notes (other than Backstop Parties and Rights Offering participants)	(580)
Repayment of DIP Note Purchase Agreement	(10,000)
Payment of interest expense on DIP Note Purchase Agreement	(101)

Estimated net proceeds	$52,417

Pro forma cash and cash equivalents as of June 30, 2010 include approximately $15,151 which has been set aside for disputed amounts in connection with the Company’s reorganization. Such disputed amounts are subject to a review by the Bankruptcy Court. In addition, the Company’s legal and financial advisors and the Ad Hoc Committee’s advisors fees are also subject to final fee applications that must be approved by the Bankruptcy Court.

(j)	Reflects the utilization of retainers for payment of professional fees in connection with the Company’s reorganization.

(k)	On the Consummation Date, TER Holdings, TER and the subsidiary guarantors, each as reorganized pursuant to the Plan of Reorganization, entered into the Amended and Restated Credit Agreement with Beal Bank, SSB, as collateral agent and administrative agent, and Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, as initial lenders. The indebtedness under the Amended and Restated Credit Agreement represents Term Loans, in the total principal amount, as of the Consummation Date, of approximately $356,375, of which, $334,000 comprised the Interest Bearing Component (as defined in the Amended and Restated Credit Agreement) and approximately $22,375 comprised the Non-Interest Component (as defined in the Amended and Restated Credit Agreement).

The Amended and Restated Credit Agreement requires quarterly principal amortization payments equal to 0.25% of the total Interest Bearing Component of the Term Loans as of the Consummation Date. All indebtedness outstanding under the Amended and Restated Credit Agreement matures on December 31, 2015. Until such maturity date, TER Holdings is required to pay interest on the unpaid principal amount of the Interest Bearing Component of the Term Loans at a fixed rate per annum equal to 12%, payable quarterly in arrears. No interest shall accrue, become due, or be required to be paid with respect to the Non-Interest Component of the Term Loans. Under the Amended and Restated Credit Agreement, the principal balance of the Non-Interest Component of the Term Loans will be reduced by the aggregate amount of interest paid on the Interest Bearing Component from and after the Consummation Date. In addition, the principal balance of the Interest Bearing Component and/or the Non-Interest Component may be subject to reduction, to the extent and in the manner determined by the Bankruptcy Court, in connection with a pending motion made by the Company before the Bankruptcy Court seeking recharacterization of certain amounts previously paid to the lenders under the Company’s pre-petition credit agreement.

This adjustment reflects (i) repayment of borrowings outstanding under the DIP Note Purchase Agreement as of June 30, 2010 and (ii) the reclassification of the current and long-term portions of the first lien indebtedness (net of the $125,000 payment to the first lien lenders).

The principal balance of the Non-Interest Component of the Term Loans is not reflected within long term debt as the Company believes that, based on current cash flow projections, it is likely that aggregate interest payments will be made in accordance with the Amended and Restated Credit Agreement such that the Non-Interest Component will be extinguished in less than one year.

(l)	The adjustment to accounts payable reflects the amount of accrued professional and other fees associated with the Company’s reorganization which were paid on, or subsequent to, the Consummation Date.

(m)	The adjustment reflects (i) the reclassification of accrued interest on the Company’s first lien indebtedness which was classified within liabilities subject to compromise on the historical condensed consolidated balance sheet as of June 30, 2010 and (ii) the elimination of accrued interest at June 30, 2010 related to the DIP Note Purchase Agreement.

(n)	This adjustment reflects the following:

Cancellation of Second Lien Notes	$(1,248,969)
Cancellation of accrued interest on Second Lien Notes	(149,371)
Reclassification of accrued interest on first lien indebtedness	(110)
Cancellation of amounts due under services agreement with Mr. Trump	(3,000)
Reclassification of accrued professional fees	(4,653)
Cancellation of accrued partnership tax distributions	(1,450)
Balance of first lien indebtedness as of June 30, 2010	(481,375)

$(1,888,928)

(o)	Pursuant to the Plan of Reorganization, the predecessor company’s common stock was canceled and common stock of TER was issued on the Consummation Date. Therefore, this adjustment eliminates the $31 par value of the predecessor company’s common stock and records the $11 aggregate par value of TER’s new common stock based upon the issuance of 10,714,286 shares on the Consummation Date.

(p)	The adjustment to additional paid-in capital records the reorganization value of TER equity as of the Consummation Date less the $11 par value of TER’s common stock.

(q)	This adjustment reflects the net effect of the transactions related to the consummation of the Plan of Reorganization on the predecessor company’s accumulated deficit.

(r)	Pursuant to the Plan of Reorganization, all limited partnership interests in TER Holdings were cancelled on the Consummation Date. As a result, the non-controlling interest reflecting Mr. Trump’s limited partnership interest in TER Holdings has been eliminated.

Fresh-Start and Other Pro Forma Adjustments

(s)	The adjustments to deferred income tax assets and liabilities reflect the tax effect of the pro forma fresh start adjustments, net of adjustments to the valuation allowance.

Pursuant to the Plan of Reorganization, on the Consummation Date, the Company recognized cancellation of indebtedness income, and as a result, will be required to reduce certain tax attributes such as net operating losses (“NOLs”) and the tax basis of its assets. The reduction of tax attributes and the application of Section 382 of the Internal Revenue Code potentially limiting future tax attributes could result in increased future tax liabilities for the Company.

(t)	In accordance with ASC 852, the Company is required to allocate its reorganization value to the fair value of its assets and liabilities (including identifiable intangible assets). The amount of the reorganization value assigned to property and equipment and other long-lived assets is preliminary and subject to the completion of appraisals to determine the fair market value of the tangible and intangible assets.

(u)	This adjustment reflects the estimated reduction in reserves related to the settlement of general liability claims pursuant to the Plan of Reorganization.

(v)	The adjustment to additional paid-in capital eliminates $467,870 of the predecessor company’s additional paid-in capital in accordance with fresh start accounting.

(w)	The predecessor company’s accumulated deficit is eliminated in accordance with fresh start accounting.

MANAGEMENT

The following table sets forth, as of July 31, 2010, information regarding our executive officers and directors:

Name	Age	Positions

Mark Juliano	55	Chief Executive Officer, Director
John P. Burke	62	Chief Financial Officer, Executive Vice President and Corporate Treasurer
Robert M. Pickus	55	Chief Administrative Officer, General Counsel and Secretary
Joseph A. Fusco	65	Executive Vice President of Government Affairs
Craig D. Keyser	48	Executive Vice President of Human Resources
Richard M. Santoro	49	Executive Vice President of Asset Protection and Risk Management
Eugene Davis	55	Director
Jeffrey Gilbert	63	Director
Marc Lasry	50	Director
David Licht	36	Director
Stephen McCall	40	Director
Robert Symington	46	Director

Mr. Juliano was appointed to our Board on February 27, 2008. Mr. Juliano has been our Chief Executive Officer since August 1, 2007. He served as interim Chief Executive Officer during July 2007. From August 8, 2005 to June 30, 2007, Mr. Juliano served as Chief Operating Officer. Mr. Juliano served as President of Boardwalk Regency Corporation d/b/a Caesars Atlantic City from 1994 to 1999. From March 1999 to October 2001, Mr. Juliano served as President of Mirage Atlantic City Corporation. From October 2001 to February 2003, Mr. Juliano was the Chairman of the board of directors of Atlantic City Convention and Visitors Authority. From February 2003 to August 2005, Mr. Juliano served as the President of Desert Palace, Inc. d/b/a Caesars Palace, in Las Vegas, Nevada.

Mr. Burke has been our Chief Financial Officer since November 5, 2008 and has been an Executive Vice President and Treasurer of our company and certain of our subsidiaries since 1999. He served as our interim Chief Financial Officer from December 6, 2007 to November 5, 2008. From June 1997 to January 1999, Mr. Burke served as a Senior Vice President of our company and certain of our subsidiaries. From January 1996 to June 1997, he served as our Senior Vice President of Corporate Finance. Since 1992, Mr. Burke has held various positions, including Executive Vice President, Assistant Treasurer and Treasurer of numerous of our subsidiaries.

Mr. Pickus has been our Chief Administrative Officer and General Counsel since June 29, 2007. From March 1995 to June 2007, he served as General Counsel and Secretary and an Executive Vice President. From 1985 to 1995, Mr. Pickus held various positions, including President, Secretary, Vice President, Assistant Vice President and director of numerous of our subsidiaries (and those of our predecessors). Mr. Pickus has been admitted to practice law in the states of New York and New Jersey since 1980, and in the Commonwealth of Pennsylvania since 1981.

Mr. Fusco has been our Executive Vice President of Government Affairs since June 1996. From August 1985 to June 1996, Mr. Fusco practiced law as a partner in various Atlantic City law firms specializing in New Jersey casino regulatory, commercial and administrative law matters. Mr. Fusco previously served as Atlantic County Prosecutor, a gubernatorial appointment, from April 1981 to July 1985 and as Special Counsel for Licensing for the CCC from the inception of that agency in September 1977 to March 1981.

Mr. Keyser has been our Executive Vice President of Human Resources since October 2001. From January 1999 through October 2001, Mr. Keyser served as Senior Vice President of Human Resources of certain of our subsidiaries and from July 1996 through January 1999, Mr. Keyser was our Vice President of Human Resources. From July 1994 through July 1996, Mr. Keyser served as Vice President of Human Resources for Trump Plaza Hotel and Casino. Currently, Mr. Keyser serves as Chair of the AtlantiCare Regional Medical Center Board of Governors and serves on the Board of Trustees of the AtlantiCare Health System. Mr. Keyser holds positions on the Quality Management, Governance, Compensation, Joint Conference/Medical Affairs, and Human Resources Committees of AtlantiCare.

Mr. Santoro has been our Executive Vice President of Asset Protection and Risk Management since February 2006. From October 2005 to December 2005, Mr. Santoro served as the General Manager of Trump Indiana, Inc. one of our former subsidiaries. Since July 1991, Mr. Santoro has held various security, safety and related emergency management positions with numerous of our subsidiaries (and those of our predecessors) and has acted as our liaison with county, state and federal law enforcement.

Mr. Davis was appointed to our Board on July 16, 2010, pursuant to the Plan of Reorganization. Mr. Davis is Chairman and Chief Executive Officer of Pirinate Consulting Group, LLC, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting and hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and Chairman of the Board of a number of businesses operating in diverse sectors such as telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. Previously, Mr. Davis served as President, Vice Chairman and Director of Emerson Radio Corporation and Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. He began his career as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms, where he specialized in corporate/securities law, international transactions and restructuring advisory. Mr. Davis holds a bachelor’s degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctorate from Columbia University School of Law. Mr. Davis is also a member of the Board of Directors of Ambassadors International, Inc., Knology, Inc., DEX One Corp., Atlas Air Worldwide Holdings, Inc., Rural/Metro Corp, Spectrum Brands, Inc. and TerreStar Corporation. Within the last five years, Mr. Davis has served as a Director of Delta Airlines, Inc., Haights Cross Communications, Inc., SeraCare Life Sciences Inc., Solutia, Inc., Atari, Inc., Exide Technologies, IPCS, Inc., Knology Broadband, Inc., Oglebay Norton Company, Tipperary Corporation, McLeod Communications, Footstar, Inc., PRG Schultz International, Inc., Silicon Graphics, Inc., Foamex, Inc., Ion Broadcasting, Viskase Companies, Inc. and Media General, Inc.

Mr. Gilbert was appointed to our Board on July 16, 2010, pursuant to the Plan of Reorganization. Mr. Gilbert is President and principal shareholder of Preferred Gaming & Entertainment, Inc., a licensed distributor and lessor of gaming devices and casino equipment. From 2003 to 2008, at the request of the Nevada Gaming Commission, Mr. Gilbert served as court-appointed Supervisor and Receiver for Fitzgerald Gaming Corporation, during which time he operated the company for the benefit of parties who acquired ownership as part of a bankruptcy restructuring. From 1990 to 1995, Mr. Gilbert served as Vice President, Chief Operating Officer and a member of the Office of the President of Jackpot Enterprises, Inc., a New York Stock Exchange listed gaming company that operated slot routes and gaming casinos in Nevada, South Dakota and Mississippi. From 1997 through 2003, Mr. Gilbert was an officer and member of the Board of Directors of Universal Distributing of Nevada, Inc. and its subsidiaries in New South Wales, Australia and South Africa. Prior to 1997, Mr. Gilbert served as Vice President and General Manager of Bally Gaming, Inc. Mr. Gilbert has served as a member of the Board of Directors of Aruze Corp. a Japanese publicly traded company (now known as Universal Entertainment Corporation) that manufacturers gaming devices, and as a member and Vice-Chairman of the Board of Directors of Avi Resort Casino, a Native American gaming facility located in Laughlin, Nevada.

Mr. Lasry was appointed to our Board on July 16, 2010, pursuant to the Plan of Reorganization. Mr. Lasry is the Chairman, Chief Executive Officer and a Co-Founder of Avenue Capital Group (“Avenue”). He is also a co-founder of Amroc Investments LLC. Prior to that time, Mr. Lasry was Co-Director of the Bankruptcy and Corporate Reorganization Department at Cowen & Company. Mr. Lasry also served as Director of the Private Debt Department at Smith Vasilou Management Company. Mr. Lasry holds a B.A. in History from Clark University and a J.D. from New York Law School.

Mr. Licht was appointed to our Board on July 16, 2010, pursuant to the Plan of Reorganization. Mr. Licht is a Senior Vice President of the Avenue U.S. Funds. Prior to joining Avenue in 2007, Mr. Licht was a Senior Portfolio Manager at ABP Investments US, Inc. Prior to ABP, Mr. Licht was an Associate at Donaldson, Lufkin & Jenrette Securities Corporation in its Leveraged Finance Division. Mr. Licht also previously worked for Arthur Andersen LLP. Mr. Licht holds a B.B.A. from the University of Michigan Business School.

Mr. McCall was appointed to our Board on July 16, 2010, pursuant to the Plan of Reorganization. Mr. McCall has 15 years of private equity investing experience focused on growth capital and buyout investments. He founded and is currently a Managing Member of Blackpoint Equity Partners LLC, a private equity investment firm. Prior to founding Blackpoint, he was a General Partner at Seaport Capital, a private equity investment firm, where he was employed from 1997 through 2007. Previously, Mr. McCall worked at Patricof & Co. Ventures, a private equity investment firm, and Montgomery Securities in the Corporate Finance Department. Mr. McCall has been a director of Ambassadors International, Inc. since November 2009 and Otelco Inc. (including its predecessor Rural LEC Acquisition LLC) since January 1999 and served as Chairman of the Board of Rural LEC Acquisition LLC until the closing of its initial public offering on December 21, 2004. Mr. McCall is also a director of several private companies. He graduated from Stanford University with an A.B. in economics.

Mr. Symington was appointed to our Board on July 16, 2010, pursuant to the Plan of Reorganization. Mr. Symington is a Senior Portfolio Manager at Avenue. Prior to that, Mr. Symington was Managing Director and Chief Investment Officer at Resurgence Asset Management, L.L.C. Mr. Symington holds a B.A. in English Literature from Dickinson College and an M.B.A. in Finance and Accounting from Cornell University.

Director Information

Our Board consists of seven director positions. Our Board is divided into three classes, Class I, Class II and Class III. The current Class I Directors are Mark Juliano and Eugene Davis, and each will hold office until the annual meeting of stockholders to be held in 2011 and until his respective successor is duly elected and qualified. The current Class II Directors are Stephen McCall and Robert Symington, and each will hold office until the annual meeting of stockholders to be held in 2012 and until his respective successor is duly elected and qualified. The current Class III Directors are Marc Lasry, David Licht and Jeffrey Gilbert, and each will hold office until the annual meeting of stockholders to be held in 2013 and until his respective successor is duly elected and qualified.

Committees

Messrs. Davis, McCall and Gilbert are each members of the Compensation Committee, the Corporate Governance and Nominating Committee, and the Audit Committee.

Director Independence

Pursuant to our Corporate Governance Guidelines, our Board is required to affirmatively determine that a majority of our directors have no relationship that would interfere with his/her exercise of independent judgment in carrying out his/her responsibilities and meets any other relevant qualification requirements imposed by the

SEC. A copy of our Corporate Governance Guidelines is available free of charge on our website, www.trumpcasinos.com. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

The Board has determined, after considering all relevant facts and circumstances, that all of its members, other than Messrs. Juliano, Lasry, Licht and Symington, are “independent” as defined by the rules and regulations promulgated by the SEC.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of the Consummation Date regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each holder of more than 5% of our outstanding shares of common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership for the purposes of the table below is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the Consummation Date is deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on the approximately 10,714,286 shares of common stock outstanding as of the Consummation Date. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is 15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401.

The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale. The common stock being offered by the selling stockholders was acquired from us in connection with the Chapter 11 Cases. The shares of common stock offered by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling stockholders represented to us that each was an accredited investor and was acquiring the common stock for investment and had no present intention of distributing the common stock. Except as noted in this Prospectus, the selling stockholders have not, or within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholders are not or were not affiliated with registered broker-dealers.

Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date as of which the information is set forth on the table below.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Shares of Common Stock Being Offered (1)(2)	Shares of Common Stock Beneficially Owned After the Offering(1)
Name	Number	Percent		Number	Percent
5% or Greater Stockholders:
Avenue NJ Entertainment, LLC(3) 535 Madison Avenue, 15th Floor New York, NY 10022	2,329,633	21.7
Brigade Capital Management, LLC(4) 399 Park Avenue, 16th Floor New York, New York 10022	794,519	7.4
Contrarian Capital Management, L.L.C.(5) 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830	1,449,783	13.5
Donald J. Trump(6) c/o The Trump Organization, 725 Fifth Avenue New York, NY 10022	1,071,428	9.5
GoldenTree Asset Management, LP 300 Park Avenue, 21st Floor New York, NY 10022	800,476	7.5
Interstate 15 Holdings, LP 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071	1,019,851	9.5
Kings Road Holdings XIV Ltd. (7) c/o Polygon Investment Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	1,540,293	14.4
MFC Global Investment Management (U.S.), LLC 101 Huntington Ave, 7th Floor Boston, MA 02199	775,438	7.2
Northeast Investors Trust 100 High Street, Suite 1000 Boston, MA 02110-2301	910,628	8.5
Executive Officers and Directors:
Mark Juliano	0	0
John P. Burke	0	0
Robert M. Pickus	0	0
Joseph A. Fusco	0	0
Craig D. Keyser	0	0
Richard M. Santoro	0	0
Eugene Davis	0	0
Jeffrey Gilbert	0	0
Marc Lasry(3)	0	0
David Licht(8)	0	0
Stephen McCall	0	0
Robert Symington(9)	0	0
All executive officers and directors as a group (12 persons)	0	0
Selling Stockholders(2)

(1)	Shares shown in the table include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Information to be provided in an amendment to this Prospectus.
(3)	According to Schedule 13D filed with the SEC on July 27, 2010, Avenue NJ Entertainment, LLC (“Avenue NJ”) is the economic beneficiary of a New Jersey grantor trust effective July 14, 2010 (the “Trust”) and has voting and dispositive power over the shares of our common stock held by the Trust, subject to the terms of the Trust Agreement and the regulatory authority of the CCC and the Division of Gaming Enforcement of the Office of the Attorney General of the State of New Jersey. The Trust was created to hold our common stock on behalf of Avenue NJ, Avenue NJ Entertainment Holdings, LLC (“Avenue NJ Holdings”), Marc Lasry and Sonia Gardner in accordance with the regulatory requirements of the New Jersey Casino Control Act. Avenue NJ has two classes of membership interests, Class A Voting Interests (the “Class A Interests”) and Class B Non-Voting Interests (the “Class B Interests”). The Class A Interests are held by Avenue NJ Holdings. The Class B Interests are held by Avenue Investments, L.P., Avenue International Master, L.P., Avenue CDP Global Opportunities Fund, L.P., Avenue Special Situations Fund IV, L.P. and Avenue Special Situations Fund V, L.P. (collectively, the “Funds”). Avenue Capital Management II, L.P. serves as the investment advisor to the Funds. Mr. Lasry, one of our directors, serves as the principal control person (directly or indirectly) of Avenue Capital Management II, L.P. Avenue NJ Holdings has one class of membership interests, all of which are held by Ms. Gardner and Mr. Lasry.
(4)	According to Schedule 13G filed with the SEC on July 23, 2010, Brigade Capital Management, LLC, Brigade Leveraged Capital Structures Fund Ltd. and Donald E. Morgan, III, beneficially own 794,519 shares of our common stock.
(5)	According to Schedule 13G/A filed with the SEC on July 26, 2010, Contrarian Capital Management, L.L.C. beneficially owns 1,449,783 shares, or 13.53%, of our common stock, with sole power to vote or to direct the vote of 473,958 shares, solely in its capacity as investment adviser to certain funds, including Contrarian Capital Fund I, L.P. which owns 975,825 shares, or 9.11%, of our common stock, with sole power to vote or to direct the vote of zero shares.
(6)	According to Schedule 13D/A filed with the SEC on July 22, 2010, the number of shares beneficially owned consists of (i) 535,714 shares of our common stock held directly by Mr. Trump and (ii) 535,714 shares of our common stock issuable upon exercise of the DJT Warrant.
(7)	According to Schedule 13G filed with the SEC on July 23, 2010, 1,540,293 shares of our common stock are directly held by Kings Road Holdings XIV Ltd. (“KRH”). KRH is a wholly-owned subsidiary of Kings Road Investments Ltd. (“KRIL”), which is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (the “Master Fund”). Polygon Investments Ltd. (the “Investment Manager”), Polygon Investment Management Limited (“PIML”), Polygon Investment Partners LLP (the “UK Investment Manager”), Polygon Investment Partners LP (the “US Investment Manager”) and Polygon Investment Partners GP, LLC (the “General Partner”) have voting and dispository control over securities owned by KRH, KRIL and the Master Fund. Reade E. Griffith and Patrick G. G. Dear control the Investment Manager, PIML, the UK Investment Manager, the US Investment Manager and the General Partner.
(8)	Mr. Licht is a Senior Vice President of the Avenue U.S. Funds.
(9)	Mr. Symington is a Senior Portfolio Manager at Avenue.

PLAN OF DISTRIBUTION

The selling stockholders of the common stock and any of their pledgees, donees, transferees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock, including their shares of common stock covered by this prospectus, on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	transactions with or through an underwriter;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions with respect to shares of common stock, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incidental to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

The selling stockholders may only offer to sell, and seek offers to buy, shares of our common stock in jurisdictions where offers and sales are permitted.

All of the foregoing may affect the marketability of the shares offered hereby this prospectus. This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

EXPERTS

The consolidated financial statements of Trump Entertainment Resorts, Inc. at December 31, 2009 and 2008, and for each of three years in the period ended December 31, 2009, incorporated by reference to this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Notes 1 and 2 to the consolidated financial statements), and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.

9,642,857 Shares

TRUMP ENTERTAINMENT RESORTS, INC.

Common Stock

This prospectus is dated                     , 2010.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee are estimated.

	Amount
SEC registration fee		$20,626
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer Agent fees and expenses		0
Printing fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Registrant’s bylaws authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

On the Consummation Date, all existing shares of our old common stock were cancelled pursuant to the Plan of Reorganization. In addition, pursuant to the Plan of Reorganization, on the Consummation Date, (i) aggregate capital contributions of $225.0 million in new capital (in exchange for 7,500,000 shares of our common stock, or 70% of our common stock) were made pursuant to the Rights Offering, which was backstopped by the Backstop Parties (in exchange for 2,142,858 shares of our common stock, or 20% of our common stock, as a backstop fee in consideration for their agreement to provide such backstop commitment); (ii) in exchange for the waiver of certain claims held by the DJT Parties against the Debtors, and in consideration of the Trump Parties entering into the Trademark License Agreement and the Services Agreement with certain of the Debtors, and in accordance with the DJT Settlement Agreement, 535,714 shares of our common stock (representing 5% of our common stock), along with the DJT Warrants to purchase up to an additional 535,714 shares, or 5%, of our common stock, were issued to Mr. Trump (such DJT Warrants will be exercisable for five years commencing on the Consummation Date at an exercise price of $123.74 per share); and (iii) a pro rata distribution of 535,714 shares of our common stock (representing 5% of our common stock) was made to all holders of Second Lien Notes. Based on the Confirmation Order and the Plan of Reorganization, the issuance of shares of our common stock and the DJT Warrants (including shares of common stock issuable upon exercise thereof) described in the preceding sentence are exempt from registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act and/or Section 1145 of the Bankruptcy Code.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description of Exhibit	Incorporated by Reference

2.1	Order of the Bankruptcy Court, dated May 7, 2010, confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015 and the Debtors, dated March 9, 2010 (as amended, modified or supplemented), together with such Joint Plan of Reorganization, as so confirmed.	Filed as Exhibit 2.1 to our Quarterly Report on Form 10-Q filed on May 12, 2010

3.1	Amended and Restated Certificate of Incorporation of Trump Entertainment Resorts, Inc.	Filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form 8-A filed on July 16, 2010

3.2	Amended and Restated Bylaws of Trump Entertainment Resorts, Inc.	Filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form 8-A filed on July 16, 2010

Exhibit No.	Description of Exhibit	Incorporated by Reference

4.1	Specimen Common Stock Certificate.	Filed as Exhibit 4.1 to Amendment No. 1 to our Registration Statement on Form 8-A filed on July 16, 2010

5.1	+Opinion of Company counsel.	—

10.1	Registration Rights Agreement, dated as of July 16, 2010, by and among Trump Entertainment Resorts, Inc. and the Backstop Parties party thereto.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on July 20, 2010

10.2	Amended and Restated Services Agreement, dated as of July 16, 2010, by and among Donald J. Trump, Ivanka Trump, Trump Entertainment Resorts, Inc. and Trump Entertainment Resorts Holdings, L.P.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed on July 20, 2010

10.3	Second Amended and Restated Trademark License Agreement, dated as of July 16, 2010, by and among Donald J. Trump, Ivanka Trump, Trump Entertainment Resorts, Inc., Trump Entertainment Resorts Holdings, L.P., Trump Taj Mahal Associates, LLC, Trump Plaza Associates, LLC, and Trump Marina Associates, LLC.	Filed as Exhibit 10.4 to our Current Report on Form 8-K filed on July 20, 2010

10.4	DJT Warrant Agreement, dated as of July 16, 2010, by Trump Entertainment Resorts, Inc. in favor of Donald J. Trump.	Filed as Exhibit 10.5 to our Current Report on Form 8-K filed on July 20, 2010

10.5	*Employment Agreement, dated September 22, 2006, of John P. Burke.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on September 28, 2006

10.6	*Employment Agreement, dated September 22, 2006, of Joseph A. Fusco.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed on September 28, 2006

10.7	*Employment Agreement, dated September 22, 2006, of Craig D. Keyser.	Filed as Exhibit 10.5 to our Current Report on Form 8-K filed on September 28, 2006

10.8	*Employment Agreement, dated September 22, 2006, of Robert M. Pickus.	Filed as Exhibit 10.7 to our Current Report on Form 8-K filed on September 28, 2006

10.9	*Employment Agreement, dated September 22, 2006, of Richard M. Santoro.	Filed as Exhibit 10.8 to our Current Report on Form 8-K filed on September 28, 2006

10.10	*Employment Agreement, dated September 14, 2005, of Rosalind Krause.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on September 23, 2005

10.11	*Employment Agreement, dated September 12, 2005, of James Rigot.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 23, 2005

10.12	*Employment Agreement, dated July 19, 2005, of Mark Juliano.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2005

Exhibit No.	Description of Exhibit	Incorporated by Reference

10.13	Amended and Restated Credit Agreement, dated as of July 16, 2010, by and among Trump Entertainment Resorts Holdings, L.P., Trump Entertainment Resorts, Inc., certain subsidiaries and affiliates from time to time party thereto, as guarantors, Beal Bank SSB, as collateral agent and administrative agent, and the initial lenders named therein.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2010

10.14	Secured Debtor-in-Possession Note Purchase Agreement, dated as of May 25, 2010, among Trump Entertainment Resorts Holdings, L.P., as borrower, Trump Entertainment Resorts, Inc., as guarantor, and the other guarantors party thereto, as guarantors, the initial lenders party thereto, and Wilmington Trust FSB, as administrative agent and collateral agent.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on May 27, 2010

10.15	First Amendment to the Amended and Restated Credit Agreement, dated as of July 23, 2010, by and among Trump Entertainment Resorts Holdings, L.P., Trump Entertainment Resorts, Inc., certain subsidiaries and affiliates from time to time party thereto, as guarantors, Beal Bank SSB, as collateral agent and administrative agent, and the initial lenders named therein.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 23, 2010

21.1	List of Subsidiaries of Trump Entertainment Resorts, Inc.	—

23.1	Consent of Independent Registered Public Accounting Firm.	—

23.2	+Consent of Company counsel (included in Exhibit 5.1).	—

24.1	Powers of Attorney.	Included in the signature page of this Registration Statement

99.1	Description of Certain Governmental and Gaming Regulations.	Filed as Exhibit 99.1 to our Annual Report on Form 10-K filed on March 19, 2010

*	Management contract or compensatory plan or arrangement.
+	To be filed by amendment

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlantic City, New Jersey, on August 16, 2010.

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ MARK JULIANO
Name:	Mark Juliano
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Juliano, Robert Pickus and John P. Burke, or either of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorney-in-fact and agents, full power and authority to do and to perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitutes or substitutes, could lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the date set forth above.

Signature	Title

/s/ MARK JULIANO Mark Juliano	Director and Chief Executive Officer (Principal Executive Officer)

/s/ JOHN P. BURKE John P. Burke	Chief Financial Officer and Executive Vice President and Corporate Treasurer (Principal Financial and Accounting Officer)

/s/ EUGENE DAVIS Eugene Davis	Director

/s/ JEFFREY GILBERT Jeffrey Gilbert	Director

/s/ MARC LASRY Marc Lasry	Director

/s/ DAVID LICHT David Licht	Director

/s/ STEPHEN MCCALL Stephen McCall	Director

/s/ ROBERT SYMINGTON Robert Symington	Director

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit	Incorporated by Reference

2.1	Order of the Bankruptcy Court, dated May 7, 2010, confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015 and the Debtors, dated March 9, 2010 (as amended, modified or supplemented), together with such Joint Plan of Reorganization, as so confirmed.	Filed as Exhibit 2.1 to our Quarterly Report on Form 10-Q filed on May 12, 2010

3.1	Amended and Restated Certificate of Incorporation of Trump Entertainment Resorts, Inc.	Filed as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form 8-A filed on July 16, 2010

3.2	Amended and Restated Bylaws of Trump Entertainment Resorts, Inc.	Filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form 8-A filed on July 16, 2010

4.1	Specimen Common Stock Certificate.	Filed as Exhibit 4.1 to Amendment No. 1 to our Registration Statement on Form 8-A filed on July 16, 2010

5.1	+Opinion of Company counsel.	—

10.1	Registration Rights Agreement, dated as of July 16, 2010, by and among Trump Entertainment Resorts, Inc. and the Backstop Parties party thereto.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on July 20, 2010

10.2	Amended and Restated Services Agreement, dated as of July 16, 2010, by and among Donald J. Trump, Ivanka Trump, Trump Entertainment Resorts, Inc. and Trump Entertainment Resorts Holdings, L.P.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed on July 20, 2010

10.3	Second Amended and Restated Trademark License Agreement, dated as of July 16, 2010, by and among Donald J. Trump, Ivanka Trump, Trump Entertainment Resorts, Inc., Trump Entertainment Resorts Holdings, L.P., Trump Taj Mahal Associates, LLC, Trump Plaza Associates, LLC, and Trump Marina Associates, LLC.	Filed as Exhibit 10.4 to our Current Report on Form 8-K filed on July 20, 2010

10.4	DJT Warrant Agreement, dated as of July 16, 2010, by Trump Entertainment Resorts, Inc. in favor of Donald J. Trump.	Filed as Exhibit 10.5 to our Current Report on Form 8-K filed on July 20, 2010

10.5	*Employment Agreement, dated September 22, 2006, of John P. Burke.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on September 28, 2006

10.6	*Employment Agreement, dated September 22, 2006, of Joseph A. Fusco.	Filed as Exhibit 10.3 to our Current Report on Form 8-K filed on September 28, 2006

10.7	*Employment Agreement, dated September 22, 2006, of Craig D. Keyser.	Filed as Exhibit 10.5 to our Current Report on Form 8-K filed on September 28, 2006

Exhibit No.	Description of Exhibit	Incorporated by Reference

10.8	*Employment Agreement, dated September 22, 2006, of Robert M. Pickus.	Filed as Exhibit 10.7 to our Current Report on Form 8-K filed on September 28, 2006

10.9	*Employment Agreement, dated September 22, 2006, of Richard M. Santoro.	Filed as Exhibit 10.8 to our Current Report on Form 8-K filed on September 28, 2006

10.10	*Employment Agreement, dated September 14, 2005, of Rosalind Krause.	Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on September 23, 2005

10.11	*Employment Agreement, dated September 12, 2005, of James Rigot.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 23, 2005

10.12	*Employment Agreement, dated July 19, 2005, of Mark Juliano.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2005

10.13	Amended and Restated Credit Agreement, dated as of July 16, 2010, by and among Trump Entertainment Resorts Holdings, L.P., Trump Entertainment Resorts, Inc., certain subsidiaries and affiliates from time to time party thereto, as guarantors, Beal Bank SSB, as collateral agent and administrative agent, and the initial lenders named therein.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 20, 2010

10.14	Secured Debtor-in-Possession Note Purchase Agreement, dated as of May 25, 2010, among Trump Entertainment Resorts Holdings, L.P., as borrower, Trump Entertainment Resorts, Inc., as guarantor, and the other guarantors party thereto, as guarantors, the initial lenders party thereto, and Wilmington Trust FSB, as administrative agent and collateral agent.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on May 27, 2010

10.15	First Amendment to the Amended and Restated Credit Agreement, dated as of July 23, 2010, by and among Trump Entertainment Resorts Holdings, L.P., Trump Entertainment Resorts, Inc., certain subsidiaries and affiliates from time to time party thereto, as guarantors, Beal Bank SSB, as collateral agent and administrative agent, and the initial lenders named therein.	Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 23, 2010

21.1	List of Subsidiaries of Trump Entertainment Resorts, Inc.	—

23.1	Consent of Independent Registered Public Accounting Firm.	—

23.2	+Consent of Company counsel (included in Exhibit 5.1).	—

24.1	Powers of Attorney.	Included in the signature page of this Registration Statement

99.1	Description of Certain Governmental and Gaming Regulations.	Filed as Exhibit 99.1 to our Annual Report on Form 10-K filed on March 19, 2010

*	Management contract or compensatory plan or arrangement.
+	To be filed by amendment